EXHIBIT 12.2

Kite Realty Group, L.P. and subsidiaries

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

($ in thousands, except ratios)	Years ended December 31
	2016	2015	2014	2013	2012
Earnings:
Net (loss) income from continuing operations	$(1,137)	$25,249	$(16,452)	$(726)	$(11,455)
Add:
Income taxes expense (benefit)	814	186	24	262	(106)
Fixed charges, net of capitalized interest	65,669	56,488	45,549	28,026	23,423
Earnings before fixed charges and preferred dividends	$65,346	$81,923	$29,121	$27,562	$11,862

Fixed charges:
Interest expense	$65,577	$56,432	$45,513	$27,994	$23,392
Capitalized interest	4,061	4,633	4,789	5,081	7,444
Interest within rental expense	92	56	36	33	31
Total fixed charges	69,730	61,121	50,338	33,108	30,867
Preferred dividends	—	7,877	8,456	8,456	7,920
Total fixed charges and preferred dividends	$69,730	$68,998	$58,794	$41,564	$38,787

Ratio of earnings to fixed charges and preferred dividends	(1)	1.19	(2)	(3)	(4)

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1
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2016 was $4.4 million. The calculation of earnings includes $174.6 million of non-cash depreciation expense.

2
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2014 was $29.7 million. The calculation of earnings includes $121.0 million of non-cash depreciation expense.

3
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2013 was $14.0 million. The calculation of earnings includes $54.5 million of non-cash depreciation expense.

4
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2012 was $26.9 million. The calculation of earnings includes $38.8 million of non-cash depreciation expense.